Exhibit 99.22

mCLOUD TECHNOLOGIES CORP.

(formerly Universal mCloud Corp.)

Amended and Restated Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars, unless otherwise noted)

For the Three and Nine Months Ended September 30, 2019 and 2018

mCloud Technologies Corp.

Amended and Restated Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in Canadian Dollars)

As at	Notes	September 30, 2019	December 31, 2018
		Restated
		(note 23)
ASSETS
Current assets
Cash and cash equivalents		$2,669,152	$ 1,325,794
Trade and other receivables	7,8	6,160,910	601,422
Inventory		63,966	427,943
Prepaid expenses and deposits	9	807,966	217,252
Current portion of long-term receivables	7	85,217	62,715
Due from related party	20	-	54,570
Total current assets		$9,787,211	$ 2,689,696
Non-current assets
Long term portion of prepaids expenses and deposits	9	$64,500	$ -
Long-term receivables	7	580,533	100,985
Right-of-use assets	3,11	4,129,000	-
Property and equipment	10	773,756	275,477
Intangible assets	12	35,539,570	3,167,873
Goodwill	6	11,653,270	-
Total non-current assets		$52,740,629	$ 3,544,335
Total assets		$62,527,840	$ 6,234,031
LIABILITIES AND EQUITY
Current liabilities
Trade payables and accrued liabilities	13,16	$6,523,230	$ 2,225,940
Deferred revenue	8	1,766,903	133,678
Due to related party	20	886,070	36,870
Loans and borrowings	15	2,294,219	28,500
Warrant liabilities	5	732,588	-
Current portion of lease liabilities	3,11	659,128	-
Business acquisition payable	14	1,056,946	1,088,791
Total current liabilities		$13,919,084	$ 3,513,779
Non-current liabilities
Convertible debentures	16	17,125,519	-
Lease liabilities	11	3,649,686	-
Loans and borrowings	15	11,309,226	49,785
Lease inducement	3	-	117,297
Deferred income tax liability	5,6	6,425,622	-
Total liabilities		$52,429,137	$ 3,680,861
Shareholders’ equity
Share capital	17	$43,111,370	$ 18,507,465
Contributed surplus	18	9,034,531	3,066,926
Accumulative other comprehensive income (loss)		281,494	(44,464)
Deficit		(42,241,359)	(18,976,757)
Total shareholders’ equity		$10,186,036	$ 2,553,170
Non-controlling interest	5	(87,333)	-
Total liabilities and shareholders’ equity		$62,527,840	$ 6,234,031

Nature of operations and going concern (Note 1)

Related party transactions (Note 20)

Subsequent events (Note 25)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Amended and Restated Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the Three and Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

			Three months ended September 30			Nine months ended September 30
			Restated (note 23)	Restated (note 22)		Restated (note 23)	Restated (note 22)
			2019	2018		2019	2018
Revenue	8		$5,955,459	$498,155		$8,331,386	$1,354,120
Cost of sales			3,207,689	90,544		3,888,787	377,995
Gross profit			$2,747,770	$407,611		$4,442,599	$976,125
Expenses
Salaries, wages and benefits	20		$3,367,942	$1,595,524		$6,510,404	$3,891,875
Sales and marketing			1,476,799	931,759		1,909,197	2,867,132
Research and development			308,123	57,022		554,276	122,306
General and administration			1,651,627	251,539		1,953,775	811,489
Professional and consulting fees	20		1,473,351	230,475		3,688,140	658,534
Share based compensation			346,909	413,069		892,260	1,111,543
Depreciation and amortization	10,11,12		1,985,601	204,949		2,981,198	433,803
Total expenses			$10,610,352	$3,684,337		$18,489,250	$9,896,682
Operating Loss			7,862,582	3,276,726		14,046,651	8,920,557
Other expenses (income)
Finance costs	21		1,462,488	27,806		1,632,859	190,252
Finance income			-	-		(164,523)	-
Foreign exchange loss			131,606	103,524		296,213	83,081
Impairment	12		508,313	-		508,313	-
Business acquisition costs and other expenses	6		9,121,589	508		9,297,777	51,717
Loss before tax for the period			$(19,086,578)	$(3,408,564)		$(25,617,290)	$(9,245,607)
Current tax expense			(72,145)	-		(106,373)	-
Deferred tax recovery	16		665,392	-		2,041,762	-
Net loss for the period			$(18,493,331)	$(3,408,564)		$(23,681,901)	$(9,245,607)
Other comprehensive income (loss)			54,787			413,027
Foreign subsidiary translation difference		$		$76,619	$		$(64,384)
Comprehensive loss for the period			(18,438,544)			(23,268,874)
		$		$(3,331,945)	$		$(9,309,991)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Amended and Restated Condensed Consolidated Interim Statements of Loss and Comprehensive Loss For the Three and Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	Restated (note 23)	Restated (note 22)	Restated (note 23)	Restated (note 22)
Net loss for the period attributable to:
Parent company	(18,114,897)	(3,408,564)	(23,264,602)	(9,245,607)
Non-controlling interest	(378,434)	-	(417,299)	-
	(18,493,331)	(3,408,564)	(23,681,901)	(9,245,607)
Net loss and comprehensive loss attributable to:
Parent company	(18,490,811)	(3,331,945)	(23,355,943)	(9,309,991)
Non-controlling interest	52,267	-	87,069	-
	(18,438,544)	(3,331,945)	(23,268,874)	(9,309,991)
Loss per share - basic and diluted	$(1.25)	$(0.44)	$(2.14)	$(1.45)
Weighted Average Number of Common Shares Outstanding	14,744,453	7,737,586	11,074,221	6,374,765

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Amended and Restated Condensed Consolidated Interim Statements of Changes in Equity

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling Interest	Deficit	Total Shareholders’ Equity (Deficiency)
		$	$	$	$	$	$
Balance, December 31, 2017		4,607,282	121,922	150,742	-	(6,788,889)	(1,908,943)
Shares issued for cash, net of issuance costs (Restated - note 22)		8,728,974	466,070	-	-	-	9,195,044
Shares issued on business combination (Restated - note 22)		1,547,750	-	-	-	-	1,547,750
Shares issued on acquisition of intangible assets (Restated - note 22)		131,656	-	-	-	-	131,656
Warrants exercised (Restated - note 22)		228,965	(8,885)	-	-	-	220,080
RSU’s exercised (Restated - note 22)		106,000	(106,000)	-	-	-	-
Share-based payments (Restated- note 22)	18, 23	182,500	929,043	-	-	-	1,111,543
Net loss and comprehensive loss for the period (Restated - note 22)	23	-	-	(64,384)	-	(9,245,607)	(9,309,991)
Balance, September 30, 2018 (Restated - note 22)		15,533,127	1,402,150	86,358	-	(16,034,496)	987,139

Balance, December 31, 2018		18,507,465	3,066,926	(44,464)	-	(18,976,757)	2,553,170
Share-based payments (Restated - note 23)	17, 18	-	892,260	-	-	-	892,260
RSU's exercised	17, 18	138,819	(138,819)	-	-	-	-
Stock options exercised (Restated - note 23)	17, 18	634,937	(91,458)	-	-	-	543,479
Warrants exercised (Restated - note 23)	17	1,006,411	-	-	-	-	1,006,411
Shares issued on business combination (Restated - note 23)	6, 17	13,300,000	-	-	-	-	13,300,000
Transaction costs on business combination (Restated - note 23)	6, 17	8,880,000	-	-	-	-	8,880,000
Shares issued to extinguish the loan from Flow Capital (Restated - note 23)	17, 5	606,495	-	-	-	-	606,495
Shares issued to settle liabilities (Restated - note 23)	17	84,252	-	-	-	-	84,252
Share issuance costs (Restated - note 23)		(47,009)	-	-	-	-	(47,009)
Warrants issued	16	-	90, 191	-	-	-	90,191
Equity component of convertible debentures (Restated - note 23)	16	-	4,503,431	-	-	-	4,503,431
Contingent shares issuable to Flow Capital (Restated - note 23)	5	-	712,000	-	-	-	712,000
Non-controlling interest recognized in business combination (Restated - note 23)	5	-	-	-	242,897	-	242,897
Net loss for the period (Restated - note 23)		-	-	-	(417,299)	(23,264,602)	(23,681,901)
Other comprehensive income for the period (Restated - note 23)		-	-	325,958	87,069	-	413,027
Balance, September 30, 2019		43,111,370	9,034,531	281,494	(87,333)	(42,241,359)	10,098,703

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Amended and Restated Condensed Consolidated Interim Statements of Cash Flows

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

For the nine months ended September 30	Notes	2019	2018
		Restated (note 23)	Restated (note 22)
Cash flows related to the following activities:
Operating activities
Net loss for the period		$(23,681,901)	$(9,245,607)
Items not affecting cash:
Provision for bad debts	19	162,482	—
Write-off of related party balance	20	54,570
Depreciation and amortization	10,11,12	2,981,198	433,803
Share-based payments	18	892,260	1,111,543
Finance costs	11,15,16	1,632,859	190,252
Finance income		(164,523)	—
Impairment	12	508,313	—
Business acquisition costs and other expenses	6	8,880,000	—
Foreign currency exchange		333,428	(126,688)
Current tax expense		106,373	—
Deferred tax recovery		(2,041,762)	—
Net change in non-cash working capital items:
Trade and other receivables		(115,299)	(426,491)
Long-term receivables		(502,050)	(142,770)
Prepaid expenses and deposits		(79,993)	157,721
Inventory		363,977	—
Trade payables and accrued liabilities		(869,046)	(204,552)
Deferred revenue		1,036,239	166,765
Lease liabilities	11	(308,704)	—
Lease inducement		—	123,580
(Repayment of) advances from related party		(92,761)	(113,250)
Tax paid		(128,000)	—
Interest paid		(840,082)	—
Cash flows used in operating activities		$(11,872,422)	$(8,075,694)

Financing
Repayment of loans		(5,607,588)	(636,000)
Proceeds from loans, net of transaction costs	15	15,080,105	—
Proceeds from issuance of convertible debentures	16	22,940,210	—
Proceeds from exercise of stock options, net of issuance costs	18	543,479	—
Proceeds from issuance of common shares, net of issuance costs	18	—	9,195,044
Proceeds from exercise of warrants, net of issuance costs	18	959,402	220,080
Payment of business acquisition payable	14	—	(771,204)
Cash flows from financing activities		$33,915,608	$8,007,920

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Amended and Restated Condensed Consolidated Interim Statements of Cash Flows For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

For the nine months ended September 30	Notes	2019	2018
		Restated (note 23)	Restated (note 22)
Investing activities
Acquisition of property and equipment	10	(75,038)	(63,647)
Acquisition of royalty agreement	5	(204,604)	—
Acquisition and expenditure of intangible assets		—	(227,011)
Acquisition of business, net of cash acquired	5,6	(20,416,789)	362,042
Cash flows (used in) provided by investing activities		$(20,696,431)	$71,384
Increase in cash and cash equivalents		$1,346,755	$3,610
Foreign exchange effect on cash held in United States dollars		(3,397)	(1,177)
Cash and cash equivalents, beginning of period		1,325,794	105,759
Cash and cash equivalents, end of period		$2,669,152	$108,192

Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

NOTE 1 - INCORPORATION AND OPERATIONS

mCloud Technologies Corp. (the “Company”), formerly Universal mCloud Corp., is a company domiciled in Canada. The Company initially was incorporated in the name of Universal Ventures Inc. (“Universal”) pursuant to the British Columbia Business Corporations Act on December 21, 2010. On October 13, 2017, Universal completed a merger agreement with mCloud Corp. (“mCloud”) whereby Universal issued 35,844,296 common shares to the shareholders of mCloud, resulting in mCloud’s shareholders controlling Universal and therefore constituting a reverse takeover of Universal (the “Transaction”). mCloud was incorporated under the laws of the State of Delaware on December 17, 2016. In conjunction with the Transaction, Universal changed its name to Universal mCloud Corp. On October 23, 2019, Universal mCloud Corp. changed its name to mCloud Technologies Corp.

The Company consolidated Agnity Global Inc., (“Agnity”) effective April 22, 2019. Agnity is a provider of intelligent business communication apps and infrastructure for telecommunications and healthcare verticals.

On July 10, 2019, the Company acquired Autopro Automations Consultants Ltd. (“Autopro”) in Alberta, Canada. Autopro, founded in 1990, is a professional engineering and integration firm that specializes in the design and implementation of industrial automation solutions. Autopro’s technology offering follows data from field sensing and control devices to the corporate boardroom. The acquisition of Autopro allows the Company to accelerate the development of AI-powered asset management solutions for oil and gas applications.

The Company is headquartered in Vancouver, British Columbia with technology and operations centers in San Francisco, California and Bristol, Pennsylvania. The Company is an asset care cloud solution company utilizing connected IoT devices, leading deep energy analytics, securing mobile and 3D technologies that rally all asset stakeholders around an Asset-Circle-of-Care™, and providing complete real-time and historical data coupled with guidance and advice.

The Company’s shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol MCLD and commenced trading on the OTCQB in the United States under the symbol MCLDF on May 18, 2018.

The Company’s head and registered office is at located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

Going Concern

These amended and restated unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern, management considers all available information about the future which is at least, but not limited to, twelve months from the end of the reporting period.

During the nine months ended September 30, 2019, the Company generated a net loss of $23,681,901 and negative cash flows from operating activities of $11,872,422. As at September 30, 2019, the Company has an accumulated deficit of $42,241,359 and a working capital deficiency of $4,131,873. Based on current projections, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the period end. The continuation of the Company as a going concern is dependent on its ability to achieve positive cash flow from operations, to obtain the necessary equity or debt financing to continue with expansion in the asset care market, and to ultimately attain and maintain profitable operations. These conditions indicate a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

On April 15, 2019, the Company engaged Raymond James Ltd. to act as the exclusive financial advisor to raise, on a best-effort basis, among other activities, up to $10 million of additional capital. Subsequent to September 30, 2019, the Company successfully closed its private placement offering of 3,332,875 special warrants for aggregate gross proceeds of $13,331,500 on January 27, 2020 (note 25).

While the Company has been successful in raising capital in the past, there is no assurance that it will be successful in closing further financing in the future. These interim financial statements do not give effect to any adjustments to the carrying value of recorded asset and liabilities, revenue and expenses, the statement of financial position classifications used and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

NOTE 2 - BASIS OF PRESENTATION

Statement of compliance

The amended and restated unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine-month periods ended September 30, 2019, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements as set out in International Accounting Standard 34 Interim Financial Reporting (“IAS 34”).

The Company has consistently applied the same accounting policies throughout all periods presented except as noted in note 3 for changes and impact of new accounting policies adopted effective January 1, 2019. These interim financial statements do not include all the disclosures required for a complete set of IFRS financial statements. Accordingly, they should be read in conjunction with the last audited consolidated annual financial statements and notes thereto for the year ended December 31, 2018 (“annual financial statements”), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on March 17, 2020.

These interim financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. The entities contained in the interim financial statements are as follows:

Entity	Principle activity	Place of business and operations	Functional currency	Equity percentage	Non- controlling interest (”NCI”)
mCloud Technologies Corp. (formerly Universal mCloud Corp.)	Parent company	Canada	CDN $
mCloud Technologies (USA) Inc. (formerly Universal mCloud (USA) Corp.)	Operating company	United States	USD $	100%	0%
mCloud Technologies (Canada) Inc.	Operating company	Canada	CDN $	100%	0%
Field Diagnostic Services, Inc. (“FDSI”)	Operating company	United States	USD $	100%	0%
NGRAIN (Canada) Corporation (“NGRAIN”)	Operating company	Canada	CDN $	100%	0%
NGRAIN (US) Corporation	Operating company	United States	USD $	100%	0%
mCloud Corp. (HK) Corp	Inactive company	Hong Kong	USD $	100%	0%
mCloud (Beijing) Corp	Inactive company	China	RMB $	100%	0%
mCloud (Hubei) Corp	Inactive company	China	RMB $	100%	0%
Autopro Automation Ltd.	Inactive company	Canada	CDN $	100%	0%
Autopro Automation Consultants Ltd.	Operating company	Canada	CDN $	100%	0%

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Autopro Technologies and Engineering Company Private Limited	Inactive company	India	INR $	100%	0%
Agnity Global, Inc. (“Agnity”)	Operating company	United States	USD $	0%	100%
Agnity Communications, Inc. (“ACI”)	Operating company	United Stated	USD $	0%	100%
Agnity Healthcare, Inc. (“AHI”)	Operating company	United States	USD $	0%	100%

Use of Judgements, Estimates and Assumptions

The preparation of these interim financial statements in accordance with IAS 34 requires management to use judgement and make estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities at the date of the interim financial statements, and the reported amounts of revenue and expenses during the reporting periods. The judgements, estimates and associated assumptions are based on historical experience and other factors that management considers to be relevant and are subject to uncertainty. Judgements, estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ from these estimates due to changes in interest rates, foreign exchange rates, inflation, and economic conditions.

The areas of significant judgement and estimation were identified in the Company’s annual financial statements for the year ended December 31, 2018, except for judgements pertaining to the adoption of new accounting policies effective on January 1, 2019 (note 3), the determination of control over Agnity (note 5), the allocation of contract consideration for revenue arrangements with multiple performance obligations (note 8), and the determination of market interest rate on the debt component of convertible debentures (note 16).

NOTE 3 - CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the last annual financial statements. The changes in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as at and for the period ended September 30, 2019.

The Company has initially adopted IFRS 16 Leases (“IFRS 16”) from January 1, 2019. Several other standards are effective from January 1, 2019 but they do not have a material effect on the Company’s interim financial statements.

Adoption of IFRS 16 Leases

The Company has adopted IFRS 16 effective January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model which requires a lessee to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessor accounting remains similar to previous accounting policies. The Company elected to use the modified retrospective approach which does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening accumulated deficit as at January 1, 2019 and applies the standard prospectively.

On transition to IFRS 16, the Company recognized additional right-of-use assets related to contracts previously classified as operating leases. When measuring the lease liabilities, the Company discounted the remaining minimum lease payments, excluding short-term and low-value leases, using its incremental borrowing rate at January 1, 2019. The right-of-use assets recognized at January 1, 2019 were measured at amounts equal to the present value of the lease liabilities, adjusted by the amount of lease inducements of $117,297 recognized in the Company’s consolidated statement of financial position at December 31, 2018. The weighted average incremental borrowing rate (“IBR”) used to determine the lease liabilities at adoption was approximately 8.14%. The right-of-use assets and lease liabilities recognized relate to office premises in Canada and the United States.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

The cumulative effect of initially applying IFRS 16 is summarized below:
January 1, 2019
Recognition of lease liabilities	$ 388,988
Derecognition of lease inducement liability	117,297
Recognition of right-of-use assets	271,691

The aggregate lease liabilities recognized in the condensed consolidated statements of financial position at January 1, 2019 and the Company’s operating lease commitment at December 31, 2018 can be reconciled as follows:

January 1, 2019
Operating lease commitment as at December 31, 2018	$ 446,145
Effect of discounting the lease commitments at weighted average IBR of 8.14%	(57,157)
Lease liabilities recognized at January 1, 2019	$ 388,988

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases at December 31, 2018 under IAS 17 Leases (“IAS 17”), the Company recognized $177,989 right-of-use assets and $284,689 lease liabilities as at September 30, 2019. Also, in relation to the leases under IFRS 16, the Company recognized $93,702 of depreciation charge and $20,018 finance costs during the nine months ended September 30, 2019, instead of operating lease expenses of $65,900, during the nine months ended September 30, 2018 (note 11).

In applying IFRS 16 for the first time, the Company elected to apply the following practical expedients permitted by the standard:

•	Applying IFRS 16 only to contracts that were previously identified as leases and not reassessing lease classifications, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases;
•	Accounting for leases with a remaining term of less than 12 months as at January 1, 2019 as short-term leases;
•	Accounting for lease payments as an expense on a straight-line basis over the lease term and not recognizing a right-of-use asset and lease lability if the underlying asset is of low dollar value; and
•	Using hindsight in determining the lease term where the contract contains terms to extend or terminate the lease.

Significant accounting policies - IFRS 16

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. The accounting policies applicable to the Company as a lessor are not different from those under IAS 17. Therefore, the Company is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor. The Company has applied IFRS 15 Revenue from Contracts with Customers to allocate consideration in the contract to each lease and non-lease component. However, for leases of properties in which it is a lessee, the Company has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right- of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under the residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of the lease liabilities and right-of-use assets recognized.

Future changes in accounting policies

The following standard is not yet effective for the year ending December 31, 2019, and has not been applied in the preparation of the interim financial statements:

The International Accounting Standards Board (IASCB) issued the revised Conceptual Framework for Financial Reporting on March 29, 2018 which underpins IFRS Standard. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after January 1, 2020. mCloud intends to adopt the amendments for the annual period beginning on January 1, 2020. Management does not expect the amendments to have a material impact on its financial statement.

NOTE 4 - SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to CEO on a regular basis. The Company’s revenue is generated from its customers in North America. All the Company’s assets also reside in North America.

The table below presents significant customers who accounted for greater than 10% of total revenues for the nine months ended September 30, 2019 and 2018:

	2019	2018
Customer A	13%	N/A
Customer B	Less than 10%	21%
Customer C	Less than 10%	22%

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

The Company’s revenue by country is as follows:

Three months ended September 30			Nine months ended September 30
	2019	2018	2019	2018
Canada	$ 5,087,313	$ 45,046	$5,463,918	$ 135,137
United States	868,146	453,109	2,867,468	1,218,983
Total	$ 5,955,459	$498,155	$8,331,386	$1,354,120

The Company’s non-current assets by country are as follows:

	September 30, 2019	December 31, 2018
Canada	$ 40,937,988	$ 453,352
United States	11,802,641	3,090,983
Total	$ 52,740,629	$3,544,335

NOTE 5 - AGNITY ACQUISITION

a)	Acquisition of Royalty interests

On January 22, 2019, the Company executed a Purchase Agreement with Flow Capital Corp. (“Flow”) pursuant to which the Company acquired Flow’s interest in a Royalty Purchase Agreement (“Royalty Agreement”) with Agnity Global, Inc. (“Agnity”). According to the Purchase Agreement, the Company assumed the Royalty agreement and acquired an interest in a financial asset with the following characteristics:

i.	a receivable owing by Agnity to Flow of USD $2,834,750;
ii.	a monthly royalty payment stream until October 31, 2020 equal to the greater of:
•	A monthly amount of USD $41,667; or
•	4.25% of Agnity’s revenue for each calendar month; and
iii.	commencing November 1, 2020, a monthly royalty payment stream equal to 4.25% of Agnity’s revenue for each calendar month in perpetuity.

The Royalty Agreement includes a formula by which the royalty percentage is proportionately adjusted for any subsequent furth er advances to or repayments from Agnity.

As consideration for acquiring the interest in the Royalty Agreement, the Company paid $204,604 (USD $153,227) in cash at the closing date and entered into the following agreements with Flow:

i.	The Company entered into a secured loan agreement with Flow for USD $2,000,000. The loan bears interest at 25% per annum and is due on demand. The Company has the option to repay 100% of the loan, at any time, by paying an amount equal to the principal of the loan and any unpaid interest. Upon prepayment of the loan, the Company, at the option of Flow (the “Flow’s option”), shall also pay either:
•	Cash of $525,000; or
•	Issue 1,500,000 common shares of the Company (“repayment shares”)

The fair value of the loan was initially determined to be $2,670,600 (US$2,000,000) which is equivalent to its face value as

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

it is due on demand. It is classified as other financial liabilities and subsequently measured at amortized cost. The fair va lue of the Flow’s option to receive either $525,000 in cash or repayment shares upon prepayment of the loan by the Company was determined to be $606,495 on initial recognition. The Flow option was accounted for as a compound instrument which includes a liability component of $525,000 and an equity conversion option of $81,495. The liability component was classified as other financial liabilities and subsequently measured at the amortized cost while the equity component was accounted for as an equity instrument in contribute surplus. The Company used Black-Scholes option model to determine the fair value of the Flow option using the following inputs at January 22, 2019:

Share price	$0.35
Risk free rate	1.90%
Expected life	0.5 years
Expected volatility	60%
Expected dividends	Nil

On July 26, 2019, the Company settled the US$2,000,000 loan and the Flow’s option in cash and issuance of 1,500,000 common shares. The value attributable to the Flow’s option of $606,495 was reclassified from liabilities and contributed surplus to share capital (note 17 a)).

ii.	The Company also agreed to issue a quantity of its common shares based on the trading price of the Company. Specifically, for the period after January 22, 2019 and prior to January 22, 2025, if the five-day volume weighted average trading price of the Company’s common shares equals or exceeds:
•	$1.00, then 1,500,000 common shares will be issued;
•	$2.00, then 1,000,000 common shares will be issued;
•	$3.00, then 1,000,000 common shares will be issued.

The fair value of these shares issuable to Flow was determined to be $712,000 on initial recognition. They are accounted for as equity instruments and recorded in contributed surplus. The Company used Black-Scholes option model to determine the fair value of these shares using the following inputs at January 22, 2019:

Barrier share price	$1 - $3
Risk free rate	1.90%
Expected life	6 years
Expected volatility	80%
Expected dividends	Nil

As of September 30, 2019, none of the share trading price threshold noted above is met.

b)	Acquisition of Agnity

On April 22, 2019, the Company executed an amending agreement with Agnity to modify the terms of the Royalty Agreement acquired. Pursuant to the amending agreement, both parties agree to establish an Operations Committee for which at all time the Company has the right to nominate a majority of the members of the Operations Committee. As consideration for the amendment, the Company has agreed to fix the royalty payment at US$10,000 per month commencing in March 2019 and to assume $43,050 of Agnity’s liabilities payable to a 3rd party.

Pursuant to the amending agreement the Company determined that it had obtained control over Agnity and its subsidiaries pursuant to IFRS 10 Consolidated Financial Statements. The Company considered several factors in determining if and when it gained control over Agnity including, if it had the right and ability to direct the relevant activities of the entity, the ability to significantly affect its returns through the use of its rights, and whether it had exposure to variable returns.

Factors evaluated include, but are not limited to, delegation of power by Agnity’s Board for the Company to direct Agnity’s relevant activities through an Operations Committee controlled by the Company. Determination of whether the Company has obtained control over Agnity involves judgement based on interpretation of the amending agreement with Agnity and identification and analysis of the

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

relevant facts. In addition, judgement was required to determine if the acquisition represented a business combination or an asset purchase. The Company determined that Agnity and its related subsidiaries represented a business as the assets were anintegrated set of activities with inputs, processes and outputs.

Accordingly, the acquisition of Agnity is accounted as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the net identifiable assets of Agnity acquired.

Agnity develops and sells software applications and technology services that enable telecommunication service providers, network equipment manufacturers and enterprises to design, develop, and deploy communication-centric application solutions on a world- wide basis. Taking control of Agnity will enable the Company to have access to Agnity’s patented technology and gain access to its customer base. In addition, Agnity’s communication platform ensures that AssetCare deployments around the globe are assured o f connectivity, supported by Agnity telecommunication solutions.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting measurement of 100% NCI recorded by the Company at the date of acquisition:

	Preliminary (i)	Measurement period adjustment	Adjusted
Consideration transferred:
Change in fair-value of interest in Royalty Agreement (ii)	-	$ 167,488	$ 167,488
Assumption of Agnity’s liabilities		43,050	43,050
Total consideration transferred	-	$ 210,538	$ 210,538

Fair value of assets and liabilities recognized:	Preliminary (i)	Measurement period adjustments	Adjusted allocation
Cash and cash equivalents	$ 164,287	(129,944)	34,343
Trade and other receivable	1,408,513	(190,084)	1,218,429
Prepaid expenses and deposits	37,051	15,599	52,650
Long term receivable	93,354	22,371	115,725
Property and equipment	1,958	(558)	1,400
Intangible Asset - Technology	197,210	7,547,530	7,744,740
Intangible Asset - Customer Relationship	-	2,937,660	2,937,660
Accounts payable and accrued liabilities	(1,958,625)	(1,171,338)	(3,129,963)
Deferred revenue	(2,432,359)	1,975,100	(457,259)
Loans and borrowings	(1,291,896)	(4,199,698)	(5,491,594)
Warrant liability (iii)	-	(737,419)	(737,419)
Due to related party	-	(941,961)	(941,961)
Deferred income tax liability	-	(893,316)	(893,316)
Net identifiable assets acquired (liabilities assumed)	$(3,780,507)	$4,233,942	$453,435
Allocation to non-controlling interest	$(3,780,507)	$4,023,404	$242,897

(i)	The preliminary balances are as previously reported in the unaudited condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2019.
(ii)	The fair value of interest in the Royalty Agreement at April 22, 2019 was estimated using the discounted cash flow model. The major inputs employed in the model include forecasted royalty payments and the discount rate of 16%.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

(iii)	A warrant was issued by Agnity in 2015 which entitles the warrant holder to acquire 6,324,660 common shares of Agnity at the exercise price of $0.000036 per share at any time until April 15, 2022. The exercise price of the warrant is subject to certa in anti- dilution adjustment provisions in the event of certain capital or business transactions. The warrant holder has the option to demand a cash settlement of the warrant for US$552,250 at any time prior to its expiry date if the warrant is not exercised. It is classified as other financial liabilities and measured at its redemption amount of US$552,250 or $737,419 in Canadian dollars on acquisition date, which is equivalent to its assessed fair value at September 30, 2019. The fair value in Canadian dollar equivalent as at September 30, 2019 was $732,588.

The fair values assigned to the consideration, intangible assets, and future tax liability are measured on a provisional basis and may be revised by the Company as additional information is received. Adjustments made to preliminary figures previously disclosed during the measurement period were due to the additional information obtained by management during the period.

Revenue of $1,742,859 and net loss of $417,299 from Agnity are included in the condensed consolidated interim statement of loss and comprehensive loss from the date of acquisition. Had the acquisition of Agnity occurred on January 1, 2019, the consolidated revenue would have been $10,214,637 and the consolidated net loss would have been $23,164,116 for the nine months ended September 30, 2019. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019. There are no acquisition costs associated with this transaction as the business combination with Agnity was effected by way of assessed control in accordance with IFRS 3 and 10.

NOTE 6 - AUTOPRO AUTOMATION CONSULTANTS LTD. ACQUISITION

On July 10, 2019, the Company closed a series of merger and acquisition transactions resulting in the acquisition of 100% control of Autopro Automation Consultants Ltd. (“Autopro”). The acquisition was completed by way of an amalgamation between 2199027 Alberta Ltd., a subsidiary of the Company, and Fulcrum Automated Technologies Ltd. (“Fulcrum”), an entity established to facilitate the acquisition, with the amalgamated entity being a wholly owned subsidiary of the Company, named Autopro Automation Ltd. Immediately prior to the amalgamation, Fulcrum acquired Autopro. The consideration transferred to the original shareholders of Autopro include cash, issue of promissory notes and 36,000,000 common shares of the Company.

Autopro is a professional engineering and integration firm that specializes in design and implementation of industrial automation solutions, focusing on Canadian oil and gas companies. The acquisition is expected to provide the Company with an increased share of the market through access to Autopro’s customer base in the Canadian oil and gas industry.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting value of goodwill:

Consideration transferred:	Preliminary
Cash consideration	$ 4,672,340
Fair value of demand promissory notes issued*	18,000,000
Fair value of common shares transferred**	13,300,000
Total consideration transferred	$ 35,972,340

*Comprised of two promissory notes with fair-value of $6,000,000 and $12,000,000 and which were fully repaid and settled on July 10 and August 8, 2019, respectively; there was no gain or loss on settlement.

**The fair value of shares transferred as consideration is based on the quoted share price on the date of acquisition

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Fair value of assets and liabilities recognized:	Preliminary Restated
Cash and cash equivalents	$2,221,208
Trade and other receivables	4,350,745
Prepaid expenses and deposits	522,571
Right-of-use assets	4,113,653
Property and equipment	548,317
Intangible asset - Customer relationships	23,100,000
Intangible asset - Technology	1,700,000
Accounts payable and accrued liabilities	(2,053,215)
Deferred revenue	(133,556)
Lease liabilities	(4,113,653)
Deferred income tax liability	(5,937,000)
Fair value of net assets acquired	$24,319,070
Goodwill	11,653,270
35,972,340

Goodwill arising from the acquisition is attributable mainly to the skills and technical talent of Autopro’s work force and the synergies expected to be achieved from integrating Autopro into the Company’s existing business. The talent and domain expertise of Autopro’s workforce will enable the Company to establish credibility in the oil and gas, petrochemical, and process manufacturing markets, and accelerate the development of artificial intelligence applications geared toward process industries. None of the goodwill recognized is expected to be deductible for tax purposes.

Due to the timing of the acquisition, the fair values assigned to intangible assets, goodwill and the deferred income tax liability are measured on a provisional basis and may be revised by the Company as additional information is received.

Revenues of $4,976,877 and net loss of $716,190 from the acquired operations are included in the condensed consolidated interim statement of loss and comprehensive loss from the date of acquisition.

Had the acquisition of Autopro occurred on January 1, 2019, the consolidated revenue would have been $24,321,550 and the consolidated net loss would have been $28,577,623 for the nine months ended September 30, 2019. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2019.

Transaction costs of $9,119,588 were incurred in connection with the acquisition including legal and professional fees of $239,588 and fair value of $8,880,000 for 24,000,000 common shares issued to the original shareholders of Fulcrum for brokering and due diligence services and were recognized in the condensed consolidated interim statement of loss and comprehensive loss.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

NOTE 7 - TRADE AND OTHER RECEIVABLES, UNBILLED REVENUE AND LONG-TERM RECEIVABLES

As at	September 30, 2019	December 31, 2018
	Restated (note 23)
Trade receivables from contracts with customers	$ 4,295,835	$ 430,674
GST/HST tax receivable	168,012	27,568
Income taxes receivable	31,681	-
Other receivables	39,031	188,604
Business acquisition receivable	193,332	-
Unbilled revenue (note 8)	1,605,261	-
Loss allowance	(172,242)	(45,424)
Trade and other receivables	$ 6,160,910	$ 601,422

Unbilled revenue relates to the Company’s right to consideration for work completed but not billed at the reporting date. Unbilled revenue is transferred to trade and other receivables when services are billed to customers.

As at	September 30, 2019	December 31, 2018
Restated (note 23)
Long-term receivables	$ 665,750	$ 163,700
Less: current portion of long-term receivables	85,217	62,715
Non-current portion of long-term receivables	$ 580,533	$ 100,985

The Company has entered into revenue contracts allowing certain customers making fixed monthly installment payment over an extended period of time, ranging from three to six years, for performance obligations delivered upfront. In such instances, for consideration allocated to performance obligations delivered upfront is recognized as long-term receivables. Interest income is recognized using the effective interest rate method over the relevant contractual term in relation to the financing component of the revenue arrangement. The interest rate is determined based on the market interest rate factoring in the customers’ credit rat ing at the inception of the revenue contract.

NOTE 8 - REVENUE

The Company generates revenues from sales of AssetCare solutions which may include hardware, software license, and/or ongoing support and maintenance services. Hardware products, software licenses and service provisions can be provided on a stand-alone basis or in a bundled arrangement. The Company also generates revenue from license of telecommunication application software, provision of technical services which include development engineering and consulting services for process automation, and provision of ongoing support and maintenance services for telecommunication service providers. The revenue recognition policy applied by the Company and its subsidiaries, including the newly acquired entities as disclosed in note 5 and 6, are consistent with what was disclosed in the audited consolidated annual financial statements as at and for the year ended December 31, 2018.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Disaggregation of revenue:

In the following table, revenue is disaggregated by major service line and timing of revenue recognition.

Nine months ended September 30:	2019	2018
	Restated (note 23)	Restated (note 22)
AssetCare solutions recognized upon completion	465,578	761,118
AssetCare solutions and support recognized over time	1,139,790	591,444
Perpetual license recognized on delivery	861,908	-
Technical services recognized over time	5,250,049	-
Other support and maintenance service recognized over time	608,312	-
Financing revenue recognized over time	5,749	1,558
	$ 8,331,386	$ 1,354,120
Three months ended September 30:	2019	2018
	Restated (note 23)	Restated (note 22)
AssetCare recognized upon completion	-	280,001
AssetCare recognized and support recognized over time	606,918	216,596
Perpetual license recognized on delivery	-
Technical services recognized overtime	5,056,604	-
Other support and maintenance service recognized overtime	290,266
Financing revenue recognized over time	1,671	1,558
	$ 5,955,459	$ 498,155

Significant changes in unbilled revenue and deferred revenue balances during the period are as follows:

	Unbilled revenue (note 7)	Deferred Revenue
Balance at January 1, 2019	$ -	$ 133,678
Acquired in business combination (note 6)	2,347,207	133,556
Acquired in business combination (note 5)		457,259
Additions	4,848,319	3,604,814
Less: Transferred to trade and other receivables	(5,584,075)	-
Less: Recognized in revenue	-	(2,562,404)
Less: Loss allowance	(6,190)	-
Balance at September 30, 2019 - Restated (note 23)	$ 1,605,261	$ 1,766,903

As at September 30, 2018 and December 31, 2017 the Company had $99,805 and $409 recognized as deferred revenue respectively, which would be recognized as revenue in the following period.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

NOTE 9 - PREPAID EXPENSES AND DEPOSITS

As at	September 30, 2019	December 31, 2018
	Restated (note 23)
Prepaid insurances	$109,195	$5,356
Prepaid commissions	42,311	13,028
Deposits	214,780	102,320
Other prepaid costs	506,180	96,548
Prepaid expenses and deposits	$872,466	$217,252

Less: current portion of prepaid expenses and deposits	$807,966	217,252
Long term portion of prepaid expenses and deposits	64,500	—

NOTE 10 - PROPERTY AND EQUIPMENT

	Office Furniture and Equipment	Leasehold Improvements	Computers and Software	Total
Costs:
Balance at December 31, 2017	$877	$23,234	$7,124	$31,235
Additions	9,143	213,763	44,925	267,831
Effect of foreign exchange translation	97	2,558	917	3,572
Balance at December 31, 2018	$10,117	$239,555	$52,966	$302,638
Additions	29,281	43,083	2,674	75,038
Acquisitions (notes 5 and 6)	253,058	64,366	232,293	549,717
Effect of foreign exchange translation	(30)	(739)	(298)	(1,067)
Balance at September 30, 2019 - Restated	$292,426	$346,265	$287,635	$926,326

	Office Furniture and Equipment	Leasehold Improvements	Computers and Software	Total
Accumulated Depreciation:
Balance at December 31, 2017	$129	$4,587	$1,354	$6,070
Depreciation	250	7,803	11,167	19,220
Effect of foreign exchange translation	31	1,043	797	1,871
Balance at December 31, 2018	$410	$13,433	$13,318	$27,161
Depreciation	21,977	45,287	58,692	125,956
Effect of foreign exchange translation	(19)	(381)	(147)	(547)
Balance at September 30, 2019 - Restated	$22,368	$58,339	$71,863	$152,570

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Carrying amounts:

Balance at December 31, 2018	$9,707	$226,122	$39,648	$275,477
Balance at September 30, 2019 - Restated (note 23)	$270,058	$287,926	$215,772	$773,756

NOTE 11 - LEASES

The Company leases buildings for its office space. The leases of office space run for a period ranging from 3 to 5 years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. The Company also leases equipment with lease terms of 3 years. In some cases, the Company has options to purchase the assets at the end of the contract term.

Right-of-use assets:

	Office	Equipment	Total
Balance at January 1, 2019 (note 3)	$271,691	$—	$271,691
Acquired right-of-use assets - Autopro acquisition (note 6)	4,089,495	24,158	4,113,653
Depreciation charge for the period	(253,756)	(2,588)	(256,344)
Balance at September 30, 2019 - Restated (note 23)	$4,107,430	$21,570	$4,129,000

Lease liabilities:

September 30, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$886,140
One to five years	3,214,213
More than five years	1,471,513
Total undiscounted lease labilities	$5,571,866

Lease labilities - Restated (note 23)	$4,308,814
Current - Restated (note 23)	$659,128
Non-current - Restated (note 23)	3,649,686

Amounts recognized in condensed consolidated interim statements of loss and comprehensive loss:

2019
2019 - Leases under IFRS 16 Interest on lease liabilities recorded in finance costs (note 21)	$104,961
Expense relating to short-term leases recorded in general and administration	25,006
2018
2018 - Operating leases under IAS 17 Lease expense recorded in general and administration (note 3)	$65,900

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Amounts recognized in condensed consolidated interim statement of cash flows:

	2019	2018
Total cash outflow for leases	$308,704	$60,188

NOTE 12 - INTANGIBLE ASSETS

	Patents and Trademarks	Customer Relationships	Technology	Total
Costs:
Balance at December 31, 2017	$176,590	$859,573	$883,353	$1,919,516
Additions	—	—	358,657	358,657
Acquisitions	—	1,184,000	270,000	1,454,000
Effect of foreign exchange translation	15,442	75,166	78,948	169,556
Balance at December 31, 2018	$192,032	$2,118,739	$1,590,958	$3,901,729
Additions	—	—	—	—
Acquisitions (notes 5 and 6)	—	26,037,660	9,444,740	35,482,400
Effect of foreign exchange translation	(5,517)	(27,411)	(29,162)	(62,090)
Balance at September 30, 2019 - Restated	$186,515	$28,128,988	$11,006,536	$39,322,039

	Patents and Trademarks	Customer Relationships	Technology	Total
Accumulated Amortization and impairments:
Balance at December 31, 2017	$11,850	$91,305	$93,618	$196,773
Amortization	36,427	224,735	238,014	499,176
Effect of foreign exchange translation	2,961	17,390	17,556	37,907
Balance at December 31, 2018	$51,238	$333,430	$349,188	$733,856
Amortization	27,454	1,581,452	989,992	2,598,898
Impairment	—	—	508,313	508,313
Effect of foreign exchange translation	(1,484)	(47,994)	(9,120)	(58,598)
Balance at September 30, 2019	$77,208	$1,866,888	$1,838,373	$3,782,469

Carrying amounts:

Balance at December 31, 2018	$140,794	$1,785,309	$1,241,770	$3,167,873
Balance at September 30, 2019 - Restated (note 23)	$109,307	$26,262,100	$9,168,163	$35,539,570

During the period ended September 30, 2019, the Company recorded an impairment charge of $508,313 to write off the technology acquired in 2017 as the amount was determined to be not recoverable at September 30, 2019.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

NOTE 13 - TRADE PAYABLES AND ACCRUED LIABILITIES
As at	September 30, 2019	December 31, 2018
	Restated
	(note 23)
Trade payable	$3,662,695	$1,296,551
Accrued salaries	1,328,637	502,800
Accrued liabilities	1,055,529	383,292
Interest payable (note 16)	193,092	—
Income taxes payable	51,341	—
Other	231,936	43,297
	$6,523,230	$2,225,940

NOTE 14 - BUSINESS ACQUISITION PAYABLE

Balance, December 31, 2018	$1,088,791
Effect of foreign exchange differences	(31,845)
Balance, September 30, 2019 - Restated (note 23)	$1,056,946

The amount relates to acquisition consideration payable associated with FDSI acquisition completed in 2017. See note 7 of 201 8 annual financial statements. Management has ascertained certain contractual obligations contained in the original purchase agreement with the sellers of FDSI may not have been fully met which may result in a reduction of the business acquisition payable in future periods.

NOTE 15 - LOANS AND BORROWINGS
As at	September 30, 2019	December 31, 2018
Debenture payable to Industry Canada (a)	$ 58,751	$ 78,285
Oracle financing (b)	313,078	-
Prosperity facility (c)	489,301	-
Term loan (d)	12,902,336	-
Carrying value of debt at amortized cost	13,763,466	78,285
Less: unamortized debt issuance costs	(160,021)
Less: current portion of loans and borrowings - Restated (note 23)	(2,294,219)	(28,500)
Long term portion of loans and borrowings - Restated (note 23)	$ 11,309,226	$ 49,785

a)	The debenture payable, due to Industry Canada is repayable in annual installments of $28,500 on June 30 of each year until June 30, 2021, is unsecured and bears no interest. As this amount is to be settled over three years, the balance was initially recorded at the present value discounted at 12.0% which was determined to be the market rate ofinterest at its inception.
b)	The balance relates to amounts due under a payment arrangement with Oracle Credit Corporation. It is unsecured, bears interest at 5%, and is due to be paid through first quarter of 2020.
c)	On December 19, 2018, Agnity Communications, Inc. (“ACI”) and Prosperity Funding, Inc. (“Prosperity”) entered into a factoring and security agreement with full recourse. Pursuant to the agreement, Prosperity advances funds to ACI for the right to collect cash flows from factored accounts receivable and charges fees for its services. Prosperity advances funds to ACI at 85% of

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

accounts receivable factored. The outstanding balance bears an interest that equals a prime rate, as published by the Wall Street Journal, plus 3.99% (with prime rate floor being 5.25%).

d)	On August 7, 2019, a subsidiary of the Company, Autopro, entered into a term loan facility with Integrated Private Debt Fund VI LP in the amount of $13,000,000 (the “Loan”). Proceeds of the Loan of $12,833,500, net of transaction costs of $166,500, were used to fund the repayment of certain outstanding notes of the Company related to its acquisition of Autopro (note 6) and for working capital purposes. The Loan bears an interest of 6.85% per annum and requires blended monthly payments of principal and interests based on a seven-year amortization schedule. The Loanmatures on August 7, 2026. The Loan is secured against the assets of the Company. Autopro is also required to maintain the following financial covenants tested on a rolling four quarter consolidated basis:
•	A ratio of total funded debt to EBITDA equal or less the specified thresholds;
•	A ratio of debt service coverage equal to or greater than the specified thresholds.

Autopro was approved by Integrated Private Debt Fund VI LP to test its first quarterly financial convent as of October 31, 2019 based on its rolling four quarter results from November 1, 2018 to October 31, 2019, and thereafter to test its covenant compliance based on calendar quarters starting from the quarter ended December 31, 2019. Autopro was in compliance with the above financial covenant as at October 31, 2019. As of the date of issuance of these interim financial statements, Autopro is delinquent in submitting its December 31, 2019 covenant calculation and is in the process of obtaining a waiver for the non-compliance.

NOTE 16 - CONVERTIBLE DEBENTURES

2019
Proceeds from issuance of convertible debentures	$ 23,492,800
Transaction costs	(642,781)
$22,850,019
Equity component, net of transaction cost of $173,539	(6,169,085)
Interest paid	(441,087)
Accreted interest at effective interest rate of 24%	1,078,764
Carrying amount of liability component at September 30, 2019	$ 17,318,611
Less: accrued interest recorded in trade payables and accrued liabilities (note 13)	(193,092)
Long term portion of convertible debentures - Restated (note 23)	$ 17,125,519

On July 11, 2019, the Company completed a private placement offering of convertible unsecured subordinated debentures (the “Debentures”) at a price of $100 per Debenture (the “Offering”) for total aggregate gross proceeds of $23,492,800 and net cash proceeds of $22,940,210. The private placement was completed in three separate tranches including the first tranche of the Debentures for gross proceeds of $16,659,000 closed at June 24, 2019, the second tranche for gross proceeds of $1,740,000 closed at June 28, 2019, and the final tranche for gross proceeds of $5,093,800 closed at July 11, 2019.

The Debentures bear interest from each applicable issuance date at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February and May of each year. The first interest payment was due on August 31, 2019 and consisted of interest accrued from and including the closing of each tranche of the Offering (each, a “Closing Date”) to August 31, 2019. The Debentures mature on May 31, 2022 (the “Maturity Date”), and the principal amount is repayable in cash upon maturity if the Debentures have not been converted.

The principal amount of the Debentures is convertible into units of the Company (the “Units”) at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date, at a conversion price of $0.50

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

per Unit (the “Conversion Price”). Holders converting their Debentures will receive accrued and unpaid interest thereon in ca sh for the period from and including the date of the last interest payment date to, but excluding, the date of conversion. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant is exercisable to acquire one Common Share at an exercise price of $0.75 per Common Share until the date that is the earlier of 60 months following the initial Closing Date and the date specified in any acceleration notice. In the event of a change of control, the holders of the Debentures have the right to require the Company to either purchase the Debentures at 100% of the principal amount plus unpaid interest to the Maturity Date, or if the change of control results in a new issuer, convert the Debentures into a replacement debenture of the new issuer in the aggregate principal amount of 101% of the aggregate principal amount of the Debenture.

The Company incurred cash transaction costs of $552,590 and non-cash transaction costs of 598,710 broker warrants valued at

$90,191 (note 17 (b))). The transaction costs were allocated between the debt host liability component and the equity component on a prorated basis.

Each Debenture contains a non-derivative debt host liability, an embedded derivative relating to the holders’ put option in event of change of control and a holders’ conversion option:

•	The debt host liability component is classified as a financial liability and on initial recognition recorded at fair value of $16,680,933, net of transaction costs of $469,243. The fair value of the debt host liability component is calculated using a market interest rate of 25% for an equivalent, non-convertible loan at the date of issue. Judgement was required in determining interest rate that the Company would have had to pay had the Debentures been issued without a conversion feature. Subsequent to initial recognition, the debt host liability is measured at amortized cost and accreted to its face value over the term of the Debentures using an effective interest rate of 24%.

•	The embedded derivative relating to the contingent holders’ put option in the event of change of control was recorded separately from the host liability as its characteristics and risks are not closely related to those of the host contract. The embedded derivative component is initially measured at fair value and subsequent changes in fair value are recorded through profit and loss. The fair value of the embedded derivative at inception of debentures and at the period end was nominal as the likelihood of a change of control was determined by management to be remote.
•	The holders’ conversion option is classified as an equity instrument and on initial recognition recorded at the residual value of $6,342,624. The amount of $4,503,431 after netting of transaction costs of $173,539 and deferred tax effect of $1,665,654 is recorded in contributed surplus at September 30, 2019.

NOTE 17 - SHARE CAPITAL
a) Common shares
Authorized: Unlimited number of voting common shares:
	Number of Shares	Amount ($)
Balance, December 31, 2018	90,901,480	18,507,465
RSU’s exercised (note 18(b))	348,831	138,819
Stock options exercised (note 18(a))	1,525,000	634,937
Warrants exercised (b)	2,333,433	1,006,411
Consideration for the Autopro Acquisition (note 6)	36,000,000	13,300,000
Shares issued for transaction services relating to Autopro Acquisition (note 6)	24,000,000	8,880,000
Shares issued on repayment of loan from Flow Capital (note 5(a))	1,500,000	606,495
Shares issued for settlement of debt (i)	208,960	84,252
Common share issuance costs	-	(47,009)
Balance, September 30, 2019 Restated (note 23)	156,817,704	43,111,370

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

(i) During February and September 2019, the Company issued 58,960 and 150,000 common shares respectively for settlement of outstanding debt to vendors for services provided. The Company valued these common shares based on the trading price of the Company’s shares on the date of issuance.

b) Warrants

The Company’s warrants outstanding as at September 30, 2019 and December 31, 2018 and the changes for the nine months ended September 30, 2019 is are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Balance, December 31, 2018	33,131,325	0.45
Issued (note 16)	598,710	0.48
Exercised	(2,333,433)	0.43
Expired	(6,293,408)	0.45
Balance, September 30, 2019	25,103,194	0.45

During the 9 months ended September 30, 2019, the Company issued 598,710 (the nine months ended 2018 - 1,709,889) warrants to brokers in connection with the July 11, 2019 private placement offering of $23,492,800 convertible unsecured subordinated debentures (note 16). The Black-Scholes option model was used in calculating the fair value of the broker warrants which were valued at $90,191. The following summarizes the underlying input assumptions used to value the warrants:

	2019	2018
Grant date share price	$0.36 - $0.37	$0.37 - $0.54
Risk free rate	1.43 - 1.58%	1.78% - 1.93%
Expected life	1.5 years	2 years
Expected volatility	75% - 79%	150%
Expected dividends	Nil	Nil

Warrants outstanding as at September 30, 2019 were as follows:

Expiry Date	Exercise Price $	Outstanding Warrants
December 6, 2019	0.40	169,400
February 15, 2020	0.35	270,240
March 19, 2020	0.45	421,910
May 11, 2020	0.35	148,880
May 18, 2020	0.35	165,159
May 24, 2020	0.35	659,950
June 1, 2020	0.35	43,750
October 18, 2020	0.35	713,182
December 2, 2020	0.50	1,172,500
February 15, 2021	0.45	3,087,135
March 19, 2021	0.45	3,003,570
June 1, 2021	0.45	8,170,640
October 18, 2021	0.50	6,478,168
June 20, 2022	0.35	71,400
June 20, 2022	0.50	527,310
	0.46	25,103,194

Weighted average remaining contractual life is 1.61 years.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

NOTE 18 - SHARE BASED COMPENSATION

On December 17, 2016, the Company established an equity incentive plan (the “Plan”) which provides for the granting of incentive stock options, non-statutory stock options, share appreciation rights, restricted share awards, restricted share unit awards, and other share awards (collectively “Share Awards”) to selected directors, employees and consultants for a period of 10 years from the establishment of the Plan. The Plan is intended to help the Company secure and retain the services and provide incentives for increased efforts for the success of the Company. The Board of Directors grants Share Awards from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of Share Awards already outstanding and overall market conditions.

The number of common shares reserved for issuance under the Plan will not exceed 10% of the Company’s issued and outstanding common shares at the time of any grant (the “Share Reserve”). Repurchase or return of previously issued shares to the Plan increase the number of shares available for issue.

The Company’s recorded share based compensation comprised the following:

	2019 three months (restated - note 23)	2018 three months (restated - note 22)	2019 nine months (restated - note 23)	2018 nine months (restated - note 22)
Stock options (a)	$240,323	199,677	$ 471,236	651,458
Restricted share units (b)	106,586	213,392	421,024	460,085
	$346,909	413,069	$ 892,260	1,111,543
a) Stock Options

Under the Company’s Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 10% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan is determined at the discretion of the Board but shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), or such other price as permitted pursuant to a waiver obtained from the Exchange, of Common Shares on the effective date of grant of the option. The vesting provisions for issued options are determined at the discretion of the Board.

Each vesting tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. Stock options granted to consultants are measured at fair value at grant date and at each reporting date as services are received by the Company. The number of awards expected to vest is reviewed at least annually, with any impact being recognized imme diately. Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, December 31, 2018	2,850,000	$ 0.39	4.50
Granted	8,023,333	0.37	6.10
Forfeited	(369,000)	0.33	4.79
Exercised	(1,525,000)	0.36	4.26
Balance, September 30, 2019	8,979,333	$ 0.38	5.72

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

During the nine months ended September 30, 2019 the Company issued 3,673,000 (the nine months ended 2018 - 2,675,000) stock options to employees and 4,350,333 (the nine months ended 2018 - $nil) stock options to consultants for advisory services provided through the period. The stock options granted had various vesting terms ranging from immediate vesting to 3 years. The stock option holders forfeited 294,000 and 75,000 stock options that were granted in 2019 and 2018 respectively. The Company fair valued the options using the Black-Scholes option pricing model using the following inputs:

	2019	2018
Grant date share price	$0.29 - $0.42	$0.34 - $0.62
Risk free rate	1.27 - 1.91%	2.03 - 2.45%
Expected life	2 months - 6.5 years	5 years
Expected volatility	55% - 79%	140% - 147%
Expected dividends	nil	nil

Total fair value of stock options granted during the nine months ended September 30, 2019 was $985,243 (the nine months ended 2018 - $1,012,995). As at September 30, 2019, unrecognized share-based compensation expense related to non-vested stock options granted is $792,011 (September 30, 2018 - $495,795).

Stock options outstanding and exercisable at September 30, 2019 are as follows:

Number of Options	Exercise Price $	Expiry Date
166,667	$ 0.35	June 25, 2022
302,083	0.35	April 12, 2023
125,000	0.35	May 28, 2023
72,917	0.35	June 4, 2023
20,833	0.35	June 6, 2023
62,500	0.35	June 20, 2023
33,333	0.62	July 1, 2023
400,000	0.60	December 13, 2023
175,167	0.34	February 25, 2024
675,000	0.41	April 2, 2024
2,033,500	$ 0.42

b)       Restricted Share Units

RSUs have various terms ranging from immediate vesting up to three years. However, vesting may be accelerated, or different vesting schedules may be implemented, at the discretion of the compensation committee. RSUs shall, within 30 days of vesting and, in any event, by no later than December 31 following the vesting date, be satisfied by the Company issuing to the holder that number of shares equal to the number of vested RSUs then credited to the holder. The RSUs earn additional RSUs for the dividends that would otherwise have been paid on the RSUs as if they had been issued as of the date of the grant. The number of additional RSUs is calculated using the average market price of the Company’s shares in the five days immediately preceding each distribution.

The Company’s obligation to issue shares on the vesting of RSU’s is an unfunded and unsecured obligation of the Company. A continuity of RSUs is as follows:

Number of RSUs
Balance, December 31, 2018	3,053,334
Granted	774,193
Exercised	(348,831)
Forfeited	(291,669)
Balance, September 30, 2019	3,187,027

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

During the period ended September 30, 2019, the Company awarded 774,193 RSU’s to directors, officers, and consultants of the Company with a total fair value of $266,226. The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant. As at September 30, 2019, unrecognized share-based compensation expense related to non-vested RSUs granted is $347,512.

NOTE 19 - FINANCIAL INSTRUMENTS

Fair values

The carrying values of cash and cash equivalents, trades and other receivable, unbilled revenue, trade payable and accrued liabilities, business acquisition payable, and due to and from related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Capital and Risk Management

The Company’s objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.

The Company is exposed to a variety of financial risks by virtue of its activities: market risk credit risk, interest rate risk, liquidity r isk and foreign currency risk. The Board of Directors has overall responsibility for the determination of the Company’s capital and risk management objectives and policies while retaining ultimate responsibility for them. The Company’s overall capital and risk management program has not changed throughout the year. It focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the credit worthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are set based on forward looking information and revised when there is a change in the circumstances of a customer that would result in financial difficulties as indicated through a change in credit quality or industry factors and create doubt over the receipt of funds. Such reviews of a customer’s circumstances are done on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. An accounts receivable is completely written off once management determines the probability of collection to be not present.

The Company applies IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long-term receivables. Tomeasure the expected credit losses, trade receivables and other receivables, unbilled revenue and long-term receivables have been grouped based on similar credit risk profiles and the days past due. Unbilled revenue has substantially the same risk profile as the trade receivables for the same type of contracts.

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over period of time and the corresponding historical credit losses experienced over this same period. The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

As at September 30, 2019, the loss allowance was $172,242 (December 31, 2018 - $45,424) with a loss provision of $162,482 recognized for the three- and nine-months period ended September 30, 2019 (three or nine months ended September 30, 2018 - $nil). The entirety of the loss allowance relates to provision for bad debt on trade and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company’s interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review its needs to seek financing opportunities in accordance to its capital risk management strategy. The Company had cash and cash equivalents of $2,669,152 and $1,325,794 as at September 30, 2019 and December 31, 2018, respectively.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, which exposes the Company to fluctuating balances and cash flows due to various in foreign exchange rates. As at September 30, 2019, the CAD equivalent carrying amounts of the Company’s USD denominated monetary assets and liabilities was $1,793,845 ($909,171 as at December 31, 2018) and $6,146,865 ($2,269,316 as at December 31, 2018), respectively.

NOTE 20 - RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued in these interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these interim financial statements are listed below.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

For the nine months ended September 30, 2019 and 2018, the compensation awarded to key management personnel is as follows:

	2019	2018
Salaries, fees and short-term benefits	$1,060,811	$1,359,375
Share-based compensation	202,565	166,175
	$1,263,376	$1,525,550

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

For the three months ended September 30, 2019 and 2018, the compensation awarded to key management personnel is as follows:

	2019	2018
Salaries, fees and short-term benefits	$384,828	$453,125
Share-based compensation	47,540	83,088
	$432,368	$536,213

Due from related party

At September 30, 2019, the Company had a $nil (December 31, 2018 - $54,570) unsecured demand note receivable with a former shareholder of FDSI bearing interest at 2% per annum. The balance existing as at December 31, 2018 was written off during the nine months ended September 30, 2019 as management believes that amounts are not collectible.

Due to related party

At September 30, 2019, the Company had $nil (December 31, 2018 - $36,870) due to a director of the Company. The amount was unsecured, non-interest bearing, due on demand, and related to advances and expenses incurred by the Directors on behalf of the Company.

At September 30, 2019, the Company had $886,070 (December 31, 2018 - $nil) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand. This amount was included in the net identifiable assets (liabilities) of Agnity.

Related party transaction

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in the development of temperature and occupancy sensors specific to the Company’s needs. During the nine months ended September 30, 2019, the Company recognized $410,484 (nine months ended September 30, 2018 - $nil) in research and development expenses relating to the MDSA. There were no outstanding payable balances in connection with the MDSA as at September 30, 2019.

NOTE 21 - FINANCE COSTS

Nine months ended September 30:	2019 Restated (Note 23)	2018 Restated (Note 22)
Interest on loans and borrowings	$449,134	$190,252
Interest on convertible debentures (note 16)	1,078,764	—
Interest on lease liabilities	104,961	—
	$1,632,859	$190,252

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Three months ended September 30:	2019 Restated (Note 23)	2018 Restated (Note 22)
Interest on loans and borrowings	$363,159	$27,806
Interest on convertible debentures (note 16)	1,008,404	—
Interest on lease liabilities	90,925	—
	$1,462,488	$27,806

NOTE 22 - CORRECTION OF PRIOR PERIOD ERRORS

Management identified errors related to September 30, 2018 unaudited condensed consolidated interim financial statements resulting from adjustments recorded by the Company at December 31, 2018 that had impact on prior quarters. These errors have been corrected retrospectively in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors. The effect of the restatement as a result of the correction of these errors on the previously reported unaudited condensed consolidated interim statements of loss and comprehensive loss for the three and nine months ended September 30, 2018 is summarized below:

Condensed consolidated interim statement of loss and comprehensive loss for the nine months ended September 30, 2018:

	Reported	Reclassifications*	Adjusted for reclassification	Adjustments		As Restated
Revenue
	$1,952,664	-	1,952,664	(598,544)	(b)(d)(g)	1,354,120
Cost of sales
	539,802	(51,957)	487,845	(109,850)	(b)(g)	377,995
	1,412,862		1,464,819			976,125
Salaries, wages and benefits	-	3,001,824	3,001,824	890,051	(b)(c)(d)(g)	3,891,875
Sales and marketing	4,512,187	(1,390,040)	3,122,147	(255,015)	(d)(g)	2,867,132
Research and development
	986,806	(864,500)	122,306	-		122,306
General and administration
	2,102,786	(1,292,331)	810,455	1,034	(d)(g)	811,489
Professional and consulting fees
	-	636,385	636,385	22,149	(d)(f)(g)	658,534
Share based compensation	887,563	-	887,563	223,980	(a)	1,111,543
Depreciation and amortization	516,528	-	516,528	(82,725)	(g)	433,803
Finance costs	182,665	-	182,665	7,587	(g)	190,252
Foreign exchange loss
	79,803	-	79,803	3,278	(g)	83,081
Business acquisition costs and other expenses	51,114	(39,380)	11,734	39,983	(g)	51,717
	9,319,452	51,958	9,371,409	850,323		10,221,732
	(7,906,590)	-	(7,906,590)	(1,339,017)		(9,245,607)
Foreign exchange translation difference	(64,384)	-	(64,384)	-		(64,384)
Net loss and comprehensive loss	(7,970,974)	-	(7,970,974)	(1,339,017)		(9,309,991)

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Condensed consolidated interim statement of loss and comprehensive loss for the three months ended September 30, 2018:

	Reported	Reclassifications*	Adjusted for reclassification	Adjustments	As Restated
Revenue	706,588	-	706,588	(208,433) (b)(g)	498,155
Cost of sales	138,110	-	138,110	(47,566) (b)(g)	90,544
	568,478	-	568,478		407,611
Salaries, wages and benefits	-	1,165,274	1,165,274	430,250 (b)(c)(g)	1,595,524
Sales and marketing	1,482,760	(551,001)	931,759	-	931,759
Research and development	361,218	(304,196)	57,022	-	57,022
General and administration	779,947	(528,408)	251,539	-	251,539
Professional and consulting fees	-	234,714	234,714	(4,239) (g)	230,475
Share based compensation	413,069	-	413,069	-	413,069
Depreciation and amortization	211,413	-	211,413	(6,464) (g)	204,949
Finance costs	23,284	-	23,284	4,522 (g)	27,806
Finance income	-	-	-	-	-
Foreign exchange loss	103,524	-	103,524	-	103,524
Business acquisition costs and other expenses	16,892	- (16,383)	509	(1)	508
	3,392,107	-	3,392,107	424,068	3,816,175
	(2,823,629)	-	(2,823,629)	(584,935)	(3,408,564)
Foreign exchange translation difference	76,619	-	76,619	-	76,619
Net loss and comprehensive loss	(2,747,010)	-	(2,747,010)	(584,935)	(3,331,945)

* The balances in the unaudited condensed consolidated interim financial statements were reclassified to conform with current period presentation which reflects the grouping of expenses by nature. Salaries, wages and benefits expenses, previously included in sales and marketing, research and development, and general and administration, were reclassified to its own financial statement line in the condensed consolidated interim statement of loss and comprehensive loss. Professional and consulting fees previously included in general and administration were also reclassified to its own financial statement line.

The effect of the restatement on the previously reported unaudited condensed consolidated interim statement of cash flows for nine months ended September 30, 2018 is as follows:

	As Previously Reported	Impact of Restatement		As Restated
Cash flows used in operating activities	$(6,960,379)	$(1,115,315)	(a)(b)(c)(d)(g)	$(8,075,694)
Cash flows from financing activities	7,795,310	212,610	(f)	8,007,920
Cash flows (used in) provided by investing activities	(767,410)	838,794	(c)(g)	71,384

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

The effect of the restatement on the previously reported unaudited condensed consolidated interim statement of changes in equity for nine months ended September 30, 2018 is as follows:

	As Previously Reported	Impact of Restatement		As Restated
Shares issued for cash, net of issuance costs	$9,111,262	$83,782	(f)	$9,195,044
Shares issued on business combination	1,900,000	(352,250)	(e)	1,547,750
Shares issued on acquisition of intangibles	131,654	-		131,654
Warrants exercised	199,350	20,730	(g)	220,080
Stock options exercised	20,731	(20,731)	(g)	-
Share-based payments	887,563	223,980	(a)	1,111,543
Net loss and comprehensive loss for the period	(7,970,974)	(1,339,017)	(a)(b)(c)(d)(g)	(9,309,991)
Total	$4,279,586	$(1,383,506)		$2,896,080

(a)	Understatement of share-based compensation expense

The Company identified certain stock options granted to employees that were not included in the calculation of the share-based compensation expense. The correction of this error resulted in an increase in share-based compensation expense of $0.183 million for the nine months ended September 30, 2018 (three months ended September 30, 2018 - $nil impact) with a corresponding increase to contributed surplus as at September 30, 2018.

The Company revised its calculation of share-based compensation expense. The fair value of stock options granted to employees was calculated using incorrect volatility assumption in the Black-Scholes option pricing model. Further, certain options granted were double counted resulting in overstatement of share-based compensation expense. The correction of this error resulted in an increase in share-based compensation expense of $0.041 million for the nine months ended September 30, 2018 (three months ended September 30, 2018 - $nil impact) with a corresponding increase in contributed surplus as at September 31, 2018.

(b)	Overstatement of revenue

The Company identified errors related to revenue recognized from contracts with customers acquired through business acquisition during the nine months ended September 30, 2018. The fair value adjustments identified on deferred revenue at the acquisition date were incorrectly amortized therefore resulting in overstatement of revenue. The correction of this error resulted in a decrease in revenue of $0.373 million for the nine months ended September 30, 2018 (three months ended September 30, 2018 - a decrease of $0.180 million).

The Company determined that it needed to correct the timing of revenue recognition on certain contracts with customers based on patterns on how performance obligations were fulfilled by the Company. Adjustments were also required to correct the presentation of revenue from gross basis, as previously reported, to net basis. The correction of this error resulted in a decrease in revenue of $0.124 million, a decrease in cost of sales of $0.106 million, and an increase in salaries, wages and benefits expense of $0.031 million for the nine months ended September 30, 2019 (three months ended September 30, 2018 - a decrease in revenue of $0.022 million, a decrease in cost of sales of $0.031 million and an increase in salaries, wages and benefits of $0.031 million).

(c)	Capitalization of salaries, wages and benefits to intangible assets

The Company updated its accounting analysis with respect to the capitalization of certain salaries, wages and benefits expenses related to research and development activities to intangible assets which led to a revised conclusion that the criteria for capitalization under IAS 38 Intangible assets were not met. The correction of this error resulted in an increase in salaries, wages and benefits expense of $1.141 million for the nine months ended September 30, 2018 (three months ended September 30, 2018 - an increase of $0.383 million).

(d)	Revenue and Expenses cut-off

The Company identified certain revenue and expenses recognized during the nine months ended September 30, 2018 but were incurred during the year ended December 31, 2017. The correction of this error resulted in a decrease in revenue of $0.010 million, a decrease in salaries, wages and benefits expense of $0.288 million, a decrease in professional and consulting fees of $0.127 million, and a decrease in sales and marketing of $0.202 million for the nine months ended September 30, 2018 (three months ended September 30, 2018 - $nil impact).

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

(e)	Shares issued on business combination

The Company updated its analysis of acquisition of NGRAIN in 2018 which led to a revised conclusion that the fair value of the share consideration decreased by $0.352 million at the acquisition date. The correction of the error relating to purchase considerations resulted in reallocation of purchase consideration to assets acquired and liabilities assumed at the acquisition date and a decrease in share capital of $0.352 million as at September 30, 2018.

(f)	Overstatement of share issuance costs

The Company updated its analysis of the share issuance costs recognized with respects to the private placement completed in May 2018, which led to a revised conclusion that the share issuance costs is overstated. The correction of this error resulted in an increase in share capital of $0.084 million at September 30, 2019 and a corresponding increase in professional and consulting fees for the same amount for the nine months ended September 30, 2019 (three months ended September 30, 2018 - $nil impact).

(g)	Miscellaneous

The Company made certain adjustments that are immaterial, on an aggregate basis, to the condensed consolidated interim statement of loss and comprehensive loss for the three and nine months ended September 30, 2018.

NOTE 23 - CORRECTION OF PREVIOUSLY ISSUED CURRENT PERIOD INTERIM FINANCIAL STATEMENTS

Subsequent to the preparation of the Company’s condensed consolidated unaudited interim financial statements for the three and nine months ended September 30, 2019, the Company completed its preliminary purchase price allocation for the assets acquired and the liabilities assumed in relation to the acquisitions of Agnity (note 5) and Autopro (note 6), and updated its accounting analysis of various transactions leading to revised conclusions as described below. As a result, the Company has restated its condensed consolidated interim statement of financial position as at September 30, 2019, its condensed consolidated interim statements of loss and comprehensive loss for the three and nine months ended September 30, 2019, and its condensed consolidated interim statements of changes in equity and cash flows for the nine months then ended.

The following table presents the impact of the restatement on the Company’s previously reported interim financial statements as at and for the three and nine months ended September 30, 2019.

Condensed consolidated interim statement of financial position as at September 30, 2019:

	Reported	Reclassifications *	Adjusted for reclassification	Adjustments		As Restated
Cash and cash equivalents	$2,562,593	-	$2,562,593	$106,559	(a)(g)	$2,669,152
Trade and other receivables	7,388,334	2,562,172	9,950,506	(3,789,596)	(a)(b)(c)(l)	6,160,910
Inventory	76,479	(12,513)	63,966	-		63,966
Prepaid expenses and deposits	2,120,754	(906,956)	1,213,798	(405,832)	(e)(l)	807,966
Work-in-progress	1,719,717	(1,719,717)	-	-		-
Current portion of long-term receivables	85,217	-	85,217	-		85,217
Due from related party	52,974	-	52,974	(52,974)	(l)	-
Total current assets	14,006,068	(77,014)	13,929,054	(4,141,843)		9,787,211

Long-term receivables	688,244	-	688,244	(107,711)	(c)	580,533
Long term portion of prepaid expenses and deposits	-	64,500	64,500	-		64,500
Property and equipment	648,105	67,219	715,324	58,432	(i)(l)	773,756
Right-of-use assets	374,389	-	374,389	3,754,611	(a)(i)	4,129,000
Intangible assets	3,247,349	(54,705)	3,192,644	32,346,926	(a)(h)	35,539,570
Goodwill	31,530,997	-	31,530,997	(19,877,727)	(a)	11,653,270
Total non-current assets	36,489,084	77,014	36,566,098	16,174,531		52,740,629
Total assets	50,495,152	-	50,495,152	12,032,688		62,527,840

Trade payable and accrued liabilities	(5,850,731)	-	(5,850,731)	(672,499)	(a)(g)(j)(l)	(6,523,230)
Deferred revenue	(2,888,091)	-	(2,888,091)	1,121,188	(a)(c)(d)(l)	(1,766,903)
Business acquisition payable	(1,166,247)	-	(1,166,247)	109,301	(k)	(1,056,946)
Current portion of convertible debenture	(28,500)	28,500	-	-		-

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Loans and borrowings	(1,503,742)	(208,310)	(1,712,052)	(582,167)	(a)(b)(g)(l)	(2,294,219)
Short term loan	(1,347,340)	1,347,340	-	-		-
Warrant liabilities	-	(581,000)	(581,000)	(151,588)	(a)	(732,588)
Current portion of lease liabilities	(156,952)	(239,467)	(396,419)	(262,709)	(a)	(659,128)
Due to related party	(903,524)	-	(903,524)	17,454	(l)	(886,070)
Total current liabilities	(13,845,127)	347,063	(13,498,064)	(421,020)		(13,919,084)
Convertible debentures	(20,221,709)	30,251	(20,191,458)	3,065,939	(g)	(17,125,519)
Lease liabilities†	-	-	-	(3,649,686)	(a)(i)	(3,649,686)
Loans and borrowings	(11,638,061)	(377,314)	(12,015,375)	706,149	(a)(b)(g)(l)	(11,309,226)
Deferred income tax liability	-	-	-	(6,425,622)	(a)(l)	(6,425,622)
Total non-current liabilities	(31,859,770)	(347,063)	(32,206,833)	(6,303,220)		(38,510,053)
Total liabilities	(45,704,897)	-	(45,704,897)	(6,724,240)		(52,429,137)
Share capital	(37,330,598)	141,465	(37,189,133)	(5,922,237)	(a)(b)(n)(l)	(43,111,370)
Contributed surplus	(7,568,958)	(141,465)	(7,710,423)	(1,324,108)	(b)(f)(n)(l)	(9,034,531)
Accumulated other comprehensive	(107,977)	-	(107,977)	(173,517)	(l)	(281,494)
income Deficit	31,304,068	-	31,304,068	10,937,291	(a)(b)(c)(d)(e)	42,241,359
Non-controlling interest	8,913,210	-	8,913,210	(8,825,877)	(f)(g)(j)(k)(n) (a)	87,333
Total liabilities and shareholders’ equity	$(50,495,152)	$ -	$(50,495,152)	$(12,032,688)		$(62,527,840)

†The non-current lease liability previously reported in the condensed consolidated interim statement of financial position of $239,467was reclassified to current portion of lease liability as shown above.

Condensed consolidated interim statement of loss and comprehensive loss for the nine months ended September 30, 2019:

	Reported	Reclassifications*	Adjusted for reclassification	Adjustments		As Restated
Revenue	$14,430,453	-	$14,430,453	$(6,099,067)	(a)(c)(l)	$8,331,386
Cost of sales	5,299,925	-	5,299,925	(1,411,138)	(a)(c)	3,888,787
	9,130,528	-	9,130,528	(4,687,929)		4,442,599
Salaries, wages and benefits	4,672,712	1,925,255	6,597,967	(87,563)	(a)(c)(g)(j)	6,510,404
Sales and marketing	2,813,364	(641,919)	2,171,445	(262,248)	(a)(c)	1,909,197
Research and development	2,025,767	(1,625,900)	399,867	154,409	(a)(e)(l)	554,276
General and administration	2,763,390	(269,777)	2,493,613	(539,838)	(a)(c)	1,953,775
Professional fees (Professional and consulting fees as restated)	1,691,130	2,718,418	4,409,548	(721,408)	(a)(g)	3,688,140
Consulting fees	2,365,666	(2,365,666)	-	-		-
Share based compensation	1,935,092	-	1,935,092	(1,042,832)	(f)	892,260
Depreciation and amortization	606,625	-	606,625	2,374,573	(a)(I)	2,981,198
Finance costs	-	1,387,616	1,387,616	245,243	(a)(b)(c)(g)(k)(l)	1,632,859
Finance income	-	(335,345)	(335,345)	170,822	(b)(l)	(164,523)
Accretion	1,387,616	(1,387,616)	-	-		-
Foreign exchange loss	22,484	266,151	288,635	7,578	(l)	296,213
Impairment	-	-	-	508,313	(h)	508,313
Business acquisition costs and other expenses	(335,345)	594,934	259,589	9,038,188	(a)(b)(l)	9,297,777
Loss before tax for the period	(10,817,973)	(266,161)	(11,084,124)	(14,533,166)		(25,617,290)
Current tax expense	-	-	-	(106,373)	(l)	(106,373)
Deferred tax recovery	-	-	-	2,041,762	(a)(g)	2,041,762
Net loss for the period	(10,817,973)	(266,161)	(11,084,124)	(12,597,777)		(23,681,901)
Other comprehensive income (loss)
Foreign exchange translation difference	146,876	266,151	413,027	-		413,027
Comprehensive loss for the period	$(10,671,097)	$ -	$(10,671,097)	$(12,597,777)		$(23,268,874)
Net loss for the period attributable to:
Parent company	(12,327,311)	(266,151)	(12,593,462)	(10,671,140)	(a)(b)(c)(e)(f)(g)(h )(j)(k)(l)	(23,264,602)
Non-controlling interest	1,509,338	-	1,509,338	(1,926,637)	(a)(c)(l)	(417,299)
	(10,817,973)	-	(11,084,124)	(12,597,777)		(23,681,901)

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Comprehensive loss attributable to:
				(a)(b)(c)(e)(f)(g)(h
Parent company	(12,174,870)	- (12,174,870)	(11,181,073)	)(j)(k)(l)	(23,355,943)
Non-controlling interest	1,503,773	- 1,503,773	(1,416,704)	(a)(c)(l)	87,069
	(10,671,097)	- (10,671,097)	(12,597,777)		(23,268,874)

Consolidated statement of loss and comprehensive loss for the three months ended September 30, 2019:

	Reported	Reclassifications*	Adjusted for reclassification	Adjustments	As Restated
Revenue	$9,232,869	(76,500)	$9,156,369	$(3,200,910) (a)(c)	$5,955,459
Cost of sales	4,194,052	(346,906)	3,847,146	(639,457) (a)(c)	3,207,689
	5,038,817	270,406	5,309,223	(2,561,453)	2,747,770
Salaries, wages and benefits	2,745,217	804,442	3,549,659	(181,717) (a)(g)(l)	3,367,942
Sales and marketing	1,593,579	105,377	1,698,956	(222,157) (a)(c)(l)	1,476,799
Research and development	1,850,985	(1,707,193)	143,792	164,331 (a)(e)	308,123
General and administration	1,776,057	(28,882)	1,747,175	(95,548) (a)(c)(l)	1,651,627
Professional fees (Professional and consulting fees as restated)	652,760	1,681,853	2,334,613	(861,262) (a)(g)	1,473,351
Consulting fees	786,405	(786,405)	-	-	-
Share based compensation	1,527,295	-	1,527,295	(1,180,386) (f)	346,909
Depreciation and amortization	197,059	-	197,059	1,788,542 (a)(I)	1,985,601
Finance costs	1,265,839	(325,031)	940,808	521,680 (a)(c)(g)(l)	1,462,488
Finance income	-	-	-	-	-
Foreign exchange loss	5,606	33,756	39,362	92,244 (l)	131,606
Impairment	-	-	-	508,313 (h)	508,313
Business acquisition costs and other expenses	(492,489)	492,489	-	9,121,589 (a)(l)	9,121,589
Loss before tax for the period	(6,869,496)	-	(6,869,496)	(12,217,082)	(19,086,578)
Current tax expense	-	-	-	(72,145) (I)	(72,145)
Deferred tax recovery	-	-	-	665,392 (a)	665,392
Net loss for the period	(6,869,496)	-	$(6,869,496)	(11,623,835)	(18,493,331)
Other comprehensive income (loss) Foreign exchange translation difference	536,998	-	536,998	(482,211) (a)	54,787
Comprehensive loss for the period	$(6,332,498)	-	$(6,332,498)	$(12,106,046)	$(18,438,544)
Net loss for the period attributable to: Parent company	(7,402,030)	-	(7,402,030)	(10,712,867)	(18,114,897)
Non-controlling interest	532,535	-	532,535	(910,969)	(378,434)
Comprehensive loss attributable to:	(6,869,495)	-	(6,869,495)	(11,623,835)	(18,493,331)
Parent company	(6,862,625)	-	(6,862,625)	(11,628,186)	(18,490,811)
Non-controlling interest	530,128	-	530,128	(477,860)	52,267
	$(6,332,497)	-	$(6,332,497)	$(12,106,046)	$(18,438,544)

* The balances in the unaudited condensed consolidated interim financial statements were reclassified to conform with current period presentation. Trade and other receivables and work-in-progress previously disclosed separately were grouped as one financial statement line. The Company also reviewed the maturity of certain assets and liabilities in the condensed consolidated interim statement of financial position which resulted in reclassification between current portion and non-current portion. Certain amounts within the condensed consolidated interim statement of loss and comprehensive loss were reclassified to reflect the grouping of expenses by nature. Professional and consulting fees previously disclosed separately were grouped as one financial statement line.

Consolidated statement of cash flows for the nine months ended September 30, 2019:

	Reported	Adjustments		As Restated
Cash flows used in operating activities	$(13,564,158)	$1,691,736	(a)(b)(c)(e)(f)(h)(j)(k) (l)	$(11,872,422)
Cash flows from financing activities	35,879,165	(1,963,557)	(g)(o)(l)	33,915,608
Cash flows (used in) provided by investing activities	(21,072,052)	375,621	(a)(b)(m)(l)	(20,696,431)

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

Condensed consolidated interim statement of changes in equity for the nine months ended September 30, 2019:

	As Previously Reported	Impact of Restatement		As Restated
Opening balance - December 31, 2018	$2,553,170	$ -		$2,553,170

Share-based payments	$1,935,091	(1,042,831)	(f)	892,260
Stock options exercised	124,940	418,539	(n)	543,479
Warrants exercised	1,007,269	(858)	(l)	1,006,411

Shares issued on business combination	16,100,000	(2,800,000)	(a)	13,300,000
Transaction costs on business combination	-	8,880,000	(a)	8,880,000
Shares issued to extinguish the loan from Flow Capital	834,750	(228,255)	(b)	606,495
Shares issued to settle liabilities	75,000	9,252	(l)	84,252
Share issuance costs	-	(47,009)	(n)	(47,009)
Warrants issued	-	90,191	(g)	90,191
Equity component of convertible debentures	3,248,115	1,255,316	(g)(l)	4,503,431
Contingent shares issuable to Flow Capital	-	712,000	(b)	712,000
Non-controlling interest recognized in business
combination	(10,416,983)	10,659,880	(a)	242,897

Net loss for the period	(10,817,973)	(12,863,928)	(a)(b)(c)(d)(e)(f)(j)(n)	(23,681,901)
Other comprehensive income for the period	146,876	266,151	(l)	413,027
Closing balance - September 30, 2019	$4,790,255	$5,308,448		$10,098,703

(a)	Business acquisition and purchase price allocation

The Company updated its analysis of acquisition of Agnity (note 5) which led to a revised conclusion that the date the Company acquired the control over Agnity is April 22, 2019 instead of January 22, 2019 as previously disclosed. Accordingly, the Company revised its valuation of purchase consideration, the identifiable assets acquired, and the liabilities assumed, and consolidated Agnity’s financial information effective April 22, 2019. As a result, intangible assets increased by $8.936 million, deferred revenue decreased by $0.724 million, warrant liabilities increased by $0.152 million, loans and borrowings increased by $0.442 million, deferred income tax liability increased by $0.893 million, and non-controlling interest decreased by $8.826 million as at April 22, 2019 while revenue decreased by $2.721 million, cost of sales decreased by $0.351 million and expenses increased by $0.158 million for the nine months ended September 30, 2019 (three months ended September 30, 2019 - a decrease of $0.592 million for revenue and an increase of $0.489 million for expenses).

The Company also updated its analysis of acquisition of Autopro (note 6) which led to a revised conclusion to expense fair va lue of $8.880 million of shares issued to the original founding shareholders of Fulcrum as a transaction cost, instead of as part of the purchase consideration. In updating its preliminary purchase price allocation to reflect the revised conclusion, the fair value of the share consideration increased by $6.100 million based on the trading price of the Company’s share at the acquisition date and the fair value of the cash consideration decrease by $0.215 million based on final working capital adjustments. The correction of the errors relating to purchase considerations resulted in an increase to share capital of $6.100 million as at September 30, 2019. The reallocation of the updated fair value of purchase consideration has resulted in a decrease in cash of $0.007 million, decrease in trade and other receivables of $1.825 million, , increase in intangible assets by $23.919 million, decrease in goodwill of $19.818 million, decrease of trade payables of $0.012 million, and increase in deferred tax liability of $5.937 million. In addition, certain leases were identified, and fair valued at the acquisition date leading to recognition of $3.951 million right of use assets, $4.014 million lease liabilities, $0.163 million amortization expenses and $0.085 million finance costs as at and for the three and nine months ended September 30, 2019. Further, the Company has revisited its acquisition date balances and consolidation of Autopro and resulted in identification of cut-off errors which led to overstatement of revenues and certain expenses. The correction of this error resulted in decrease in revenue of $0.613 million, a decrease in cost of sales of $0.335 million and increase in expenses of $0.020

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

million for three and nine months ended September 30, 2019.

The Company previously disclosed an overstated amount of cash used in business acquisition in the condensed consolidated interim statement of cash flows. The correction of this error resulted in a decrease in cash flows from investing activities of $0.225 million.

(b)	Acquisition of royalty agreement

The Company updated its analysis of the acquisition of Flow’s interest in the Royalty Agreement with Agnity on January 22, 2019 and settlement of its loan with Flow on July 26, 2019 (note 5). The inputs previously used to determine the fair value of the consideration exchanged to acquire interest in the Royalty Agreement on January 22, 2019 were incorrect, fair value of the interest in the Royalty Agreement was not subsequently re-measured, errors were identified in accounting for settlement of the loan from Flows, and certain intercompany royalty revenue relating to the post April 22, 2019 acquisition period was not eliminated upon consolidation. The correction of these errors resulted in a decrease in trade and other receivables of $0.097 million, a decrease in loans and borrowings of $0.447 million, a decrease in share capital of $0.228 million, and an increase in contributed surplus of $0.712 million at September 30, 2019, as well as in and an increase in expenses of $0.134 million for the nine months ended September 30, 2019 (three months ended September 30, 2019 - $nil impact). The total cash outflow at inception of the royalty agreement was $0.204 million which was not previously disclosed in the condensed consolidated interim statement of cash flows.

(c)	Accounting for complex revenue contracts with customers

The Company updated its accounting analysis with respect to certain complex revenue arrangements with its customers. Revenue were previously recognized on an arrangement that did not meet the definition of a contract under IFRS 15. For certain revenue arrangements, the Company did not allocate contract consideration based on stand-alone selling price for each identified performance obligation including embedde d financing component, where applicable. Adjustments were also required to correct timing of revenue recognition based on patterns on how relevant performance obligations were fulfilled by the Company. The updated accounting analysis resulted in a decrease in trade and other receivables of $1.918 million, a decrease in long-term receivables of $0.107 million and an increase in deferred revenue of $0.216 million at September 30, 2019, as well as a decrease in revenue of $2.710 million, a decrease in cost of sales of $0.725 million, and an increase in expenses of $0.253 million for the nine months ended September 30, 2019 (three months ended September 30, 2019 - a decrease of $1.996 million for revenue, a decrease in cost of sales of $0.305 and an increase in expenses of $0.067 million).

(d)	Elimination of intercompany transactions

The Company identified an intercompany loan that was not eliminated upon consolidation. The correction of this error resulted in $0.662 million decrease in deferred revenue and $0.662 million decrease in deficit.

(e)	Overstatement of prepaid expenses

The Company identified certain prepaid expenses that should have been amortized to expense during the three and nine months ended September 30, 2019. The correction of this error resulted in a decrease in prepaid expenses of $0.410 million with a corresponding increase in research and development expense for the three and none months ended September 30, 2019.

(f)	Overstatement of share-based compensation expense

The Company revised its calculation of share-based compensation expense to adjust for: (1) an error in valuing stock options granted to employees due to incorrect volatility and expected option life assumptions; and (2) elimination of double counted options. The correction of these errors resulted in a decrease of $1.043 million in contributed surplus as at September 30, 2019 with a corresponding decrease in share-based compensation expense for the nine months ended September 30, 2019 (three months ended September 30, 2019 - a decrease of $1.180 million).

(g)	Classification of convertible debentures and loans and borrowings

The Company updated its analysis related to the allocation of the consideration from the issuance of the convertible debentures between the liability and equity component of these compound financial instruments. The Company also calculated the deferred tax impact of these convertible debentures. The updated analysis resulted in an increase in cash and cash equivalents of $0.113 million, an increase in trade payables of $0.229 million, a decrease in the convertible debentures of $3.065 million, and an increase in contributed surplus of $1.294 million at September 30, 2019, as well as an increase in deferred tax recovery of $1.666 million, and a decrease in expenses of $0.167 million for the nine months ended September 30, 2019 (three months ended September 30,

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

2018 - an increase in deferred tax recovery of $nil, and a decrease in expenses of $0.152 million).

The Company previously disclosed an understated amount of cash proceeds from the issuance of convertible debentures in the condensed consolidated interim statement of cash flows. The correction of this error resulted in an increase in cash flows from financing activities of $0.065 million.

The Company also updated its analysis of its loans and borrowings to capitalize $0.120 million that had previously been expensed. The correction of this error resulted in a decrease in loans and borrowings of $0.120 million and decrease in expenses for the same amount for three and nine months ended September 30, 2019. The cash proceeds from term loans and repayment of principal previously disclosed in the condensed consolidated interim statement of cash flows were understated by $2.080 million and $5.043 million, respectively. The correction of this error resulted in a decrease of $2.963 million in cash from financing activities.

(h)	Impairment of intangible assets

The Company identified indicators of impairment relating to technology intangible assets previously acquired in 2017. The Company has subsequently recognized an impairment charge of $0.508 million in the three and nine months ended September 30, 2019 with a corresponding decrease in intangible assets at September 30, 2019.

(i)	Adoption of IFRS 16

The Company updated its transition analysis for adoption of IFRS 16 on leases that existed as of January 1, 2019. The lease obligation and right of use assets were calculated and discounted using an incremental borrowing rate that was not reflective of the underlying risk and tenure of the lease, resulting in an overstatement of these balances. An adjustment was also required to correct the derecognition of the lease inducements that existed as at December 31, 2018 which was previously applied against property and equipment rather than the right of use assets. The correction of this error resulted in a decrease in right of use assets of $0.198 million, an increase in property and equipment of $0.092 million and lease liability of $0.101 million at September 30, 2019.

(j)	Reversal of expenses

The Company performed additional analysis of its accounts payable and accrued liability balances and recorded an adjustment to increase trade payables and accrued liabilities by $0.429 million. The impact on salaries, wages and benefits in the statement of operations for the 3 months and 9 months ended September 30, 2019 was $nil and $0.429 million, respectively.

(k)	Valuation of business acquisition payable

The Company updated its valuation of the business acquisition payable which is a known consideration associated with the acquisition of FDSI in 2017. As a result, the Company determined that an incorrect interest rate was used as input to the valuation of the business acquisition payable. The correction of this error resulted in a decrease in business acquisition payable of $0.109 as at September 30, 2019, with a corresponding decrease in finance cost for the same amount for the nine months period ended September 30, 2019 (three months ended September 30, 2019 - $nil impact).

(l)	Miscellaneous

Upon further review, the Company identified other errors and made certain adjustments that are immaterial, on an aggregate basis, to the consolidated statement of loss and comprehensive loss for the three and nine months ended September 30, 2018.

(m)	Property and equipment

The Company previously overstated the presentation cash outflows pertaining to acquisition of property and equipment by $0.355 million. This error has no impact on the condensed consolidated interim statements of financial position and loss and comprehensive loss.

(n)	Exercise of stock options

The Company identified an understatement of the value of stock options exercised during the nine months ended September 30, 2019. The Company also identified an understatement of share issuance cost during the same period which further impacts the share capital as at September 30, 2019. The correction of this error resulted in a decrease of $0.035 million, an increase of $0.454 million in contributed surplus and a corresponding decrease of $0.372 million in deficit for the nine months period ended September 30, 2019 (three months ended September 30, 2019 - $nil impact).

mCloud Technologies Corp.

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2019 and 2018

(Unaudited - expressed in Canadian Dollars)

(o)	Presentation of proceeds from issuance of common shares

The Company identified an error in the presentation of proceeds from issuance of common shares in the condensed consolidated interim statement of cash flows. The correction of this error resulted in an increase in cash flows from financing activities in the amount of $0.932 million.

NOTE 24 - SUPPLEMENTAL CASH FLOW INFORMATION

The following are non-cash investing and financing activities that occurred during the nine months ended September 30, 2019:

	2019 Restated	2018 Restated
Addition to right of use assets as a result of transition to IFRS 16 at January 1, 2019	$271,691	-
Lease liabilities as a result of transition to IFRS 16 at January 1, 2019	388,988	-
Settlement of liabilities through issuance of shares	84,252	-
Shares issued in business combination (note 6)	13,300,000	1,547,750
Transaction costs settled through shares in business combination (note 6)	8,880,000
Non-cash accretion of interest included in finance cost	792,777	190,252
Acquisition of intangible assets settled through issuance of shares	-	131,656

NOTE 25 - SUBSEQUENT EVENTS

On December 4, 2019, the Company listed its convertible debentures on the TSX-V as a supplemental listing. The debentures were issued pursuant to a debenture offering of the Company as disclosed in the note 16.

On December 13, 2019, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new common share for every 10 common shares. The basic and diluted loss per share calculation has reflected the share consolidation.

On January 24, 2020, the Company closed the acquisition of CSA, an Atlanta-based 3D technology company. The consideration paid comprises the following:

•	US$500,000 in cash
•	380,210 common shares of the Company
•	Additional cash payments of up to US$1,250,000 and up to US$500,000 worth of common shares of the Company, upon certain earnout conditions being met (collectively, “Contingent Shares”).

On January 27, 2020, the Company issued 3,332,875 special warrants (each, a “Special Warrant”) for gross proceeds of $13,331,500. The securities issued are subject to a four month hold period from the date of closing unless a qualifying prospectus is filed and deemed effective within that time.

On February 10, 2020, the Company signed an agreement to acquire technologies from AirFusion, Inc. (“AirFusion”), an artificial intelligence visual inspection and monitoring technology provider based in Boston. Also being acquired from AirFusion are its subsidiary AirFusion GmbH, existing customer contacts, and technologies under development from its partner in Warsaw, Poland. The purchase consideration for the acquisition of AirFusion's assets is not material to the Company. The shares being granted as part of the transaction are 100,000 at close and 100,000 within 12 months based on achievement of performance targets. The transaction is subject to the final approval of the TSX Venture Exchange.